SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431-1

SEC Registry (CUSIP) No. 20441B308 - Common

SEC Registry (CUSIP) No. 20441B407 - Preferred "B"

LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE SHAREHOLDERS

Companhia Paranaense de Energia - COPEL announces that it has received from shareholders the appointments to be included in the list of candidates for the Boards of Directors and for the Fiscal Council, who will be elected at the 62th ASM to be held on April 28, 2017, pursuant to CVM Instructions No. 481/09 and 561/15 and to the Circular Letter/CVM/SEP/No.01/2017.

CANDIDATES FOR THE BOARD OF DIRECTORS
CANDIDATE		SHAREHOLDER RESPONSIBLE FOR THE APPOINTMENT
NAME	TAXPAYER'S ID	NAME	TAXPAYER'S ID	HOLDER OF SHARES
SÉRGIO ABU-JAMRA MISAEL	373.970.017-34	SÉRGIO ABU-JAMRA MISAEL	373.970.017-34	COMMON (CPLE3)

CANDIDATES FOR THE FISCAL COUNCIL
CANDIDATE		SHAREHOLDER RESPONSIBLE FOR THE APPOINTMENT
NAME	TAXPAYER'S ID	SHAREHOLDER	TAXPAYER'S ID	HOLDER OF SHARES
EMANUEL SOTELINO SCHIFFERLE (Sitting)	009.251.367-00	INVESTMENT FUND: ITAVERÁ LONG BIASED MASTER FUNDO DE INVESTIMENTO DE AÇÕES	19.601.993/0001-85	COMMON AND PREFERRED
RODRIGO MAGELA DA CUNHA PEREIRA (Alternate)	027.954.677-71	MANAGER: ITAVERÁ GESTÃO DE RECURSOS LTDA.	09.576.295/0001-13
ROBERTO LAMB (Sitting)	009.352.630-04	BNDES PARTICIPACOES S A BNDESPAR	00.383.281/0001-09	COMMON AND PREFERRED
KURT JANOS TOTH (Alternate)	193.789.557-20

The information in items 12.5 to 12.10 of the Reference Form for the candidates appointed by the said minority shareholders is set forth in Attachment I. However, the Company makes clear that it is not responsible for the information provided by the shareholder.

Pursuant to the applicable law, the name, resumé and information of items 12.5 to 12.10 of the Reference Form, concerning the candidates appointed by the controlling shareholder and by the management of the Company to compose the Fiscal Council, are available in the Management's Proposal made available to the shareholders at the Company's headquarters, on the web pages of the Company, of the Brazilian Securities and Exchange Commission and of BM&FBOVESPA found on the worldwide computer network.

Curitiba, April 25, 2017.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

ATTACHMENT I

Curitiba, 07 de abril de 2017

Ao Presidente do Conselho de Administração – CAD da COPEL

Fernando Xavier Ferreira

Assunto: Edital da 62ª Assembleia Geral Ordinária-AGO

Item 3 da ordem do dia – Eleições dos Membros do CAD da COPEL

Referência: Acionista nº 40029885

Certificado representativo de ações ordinária nominativa nº 2021188.01

Prezado Senhor

Tendo em vista o disposto no Edital de convocação da 62ª AGO da COPEL, marcada para o dia 28.04.2017 as 9:00h, venho através desta manifestar e oficializar meu nome como candidato a uma vaga no Conselho de Administração – CAD da COPEL, como representante dos acionistas minoritários, conforme item d do edital, na forma do artigo 239 da lei das S.A.

Atenciosamente

Sergio Abu Jamra Misael

CPF 373970017-34

Anexos: Curriculum Vitae (resumo)

Cópia documento pessoal

Cópia Certificado nº 202188.01

a. Name	b. Date of birth	c. Occupation	D. Taxpayer's ID or passport number	e. Sitting position to be held
Sérgio Abu-Jamra Misael	November 6, 1949	Civil Engineer	373.970.017-34	Board of Directors
f. Date of election	**g. Date of investiture**	**h. Term of office**	**i. Other positions or duties with the issuer**	**j. If elected by the controlling shareholder or not**
April 28, 2017	-	Apr 2017 to Apr 2019	Has not occupied positions and duties with the issuer	No

k. if an independent member and, if so, the criteria used to establish the independence
Yes

l. Number of consecutive terms of office	Note:
0 (zero)	2015/2017 Term of Office

m. information on:	
i. main professional experiences over the last 5 years, indicating: company name and business sector; position and if the company is part of (i) the issuer's economic group, or (ii) is controlled by the issuer's shareholder that has a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer ii. indicate all management positions it holds in other companies or third sector organizations	ELETROSUL 1975/1985 - - Civil Engineer of the Engineering and Construction team of Salto Santiago 2000 MW and Salto Osório 1000 MW, (1975/1982) and of the studies team on the Feasibility and Basic Projects of Hydroelectric Power Plants of the Uruguay River: Ita 1450 MW, Machadinho 1140 MW, São Roque 240 MW and Garabi 1800 MW (1982/1985); ITAIPU BINACIONAL 1985/1998 - Head of the Department of Construction Support, planning, measurements and negotiations of agreements - 1985/1992 and Superintendent of Construction Works of Itaipu Binacional - 1992/1998; CEO of the Popular Housing Company of Curitiba- COHAB-CT - 1998/2001; 2001/2014 - Advisor and Coordinator of the Studies on the Feasibility and Basic Projects of HPPs and PCHs in the states of PR, MT, RS, SC, ES and MG for groups of private entrepreneurs:RDR Consultores Associados(2001-2006); Brascan/Brookfield Energia Renovável(2006—2011)- Multifase Energia(2011/2013), Intertechne Consultores Associados S.A (2013/2014). 2001/2017/current: Officer / owner of Ytuporanga Engenharia Oceanografia, Consultoria Ltda. In the areas of Management, Supervision and Inspection of Construction Works and Projects of Hydroelectric Power Plants. Member of the Brazilian Committee of Dams -CBDB (1993-1995) and Coordinator of the Technical Commissions of the CBDB (1995/1998-2013/2016); Member of the Itaipu Foundation for Social Assistance -FIBRA (1993-1997) Remote partner of the Engineers' Union of Paraná-SENGE-PR; Remote partner of the Engineering Institute of Paraná - IEP-PR; Paraná's Energy Center (Núcleo Paranaense de Energia) - NPEnergia/UTFPR - Public Policies and Planning of Electric Energy (2012/2017)

n. description of any of the following events that have occurred during the last 5 years	
i. any criminal conviction	There is no conviction
ii. any conviction in CVM's administrative proceedings and the penalties applied	There is no conviction
iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity	There is no conviction

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Has not worked as a member of the board of directors or of the fiscal council of Copel, affiliated, controlled or subsidiaries, in the last fiscal year

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Was not part of the committees of Copel, affiliates, controlled or subsidiaries, in the last fiscal year

12.8. Concerning each one of the persons who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office

Not applicable

12.9. Inform the existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers

b. (i) the issuer's executive officers and (ii) the executive officers of companies directly or indirectly controlled by the issuer

c.  (I) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer

d.  (i) the issuer's managers and (ii) the managers of controlling companies directly or indirectly controlled by the issuer

There is no marital relationship, stable union or kinship to the second degree between:

(i)       the managers of the issuer or its subsidiaries, direct or indirect, and

(ii)     direct or indirect controllers of the issuer

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital

b. direct or indirect controlling shareholder of the issuer

The information sent by the candidates to the Boards of Directors and the Fiscal Council, pursuant to the provisions of Article 10, Item I, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481 of December 17, 2009, as amended ("CVM-I 481") (presented as items 12.5 to 12.10 of the Reference Form)

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people

Not applicable

ITAVERÁ
investimentos

Rio de Janeiro, 20 de abril de 2017

À Companhia Paranaense de Energia – COPEL
CNPJ 76.483.817/0001-20
Rua Coronel Dulcídio nº 800, Batel - Curitiba – PR – CEP 80420-170

Att.: Sr. Fernando Xavier Ferreira - Presidente do Conselho de Administração
C/c: Sr. Antônio Sergio de Souza Guetter - Presidente da Companhia

Ref.: **Indicação de candidatos para a vaga de membro efetivo e suplente do Conselho Fiscal da Companhia destinada aos acionistas minoritários**

Prezado Senhor,

O fundo **ITAVERA LONG BIASED MASTER FUNDO DE INVESTIMENTO DE ACOES**, inscrito no CNPJ/MF sob o nº 19.601.993/0001-85, representado por seu gestor **ITAVERÁ GESTÃO DE RECURSOS LTDA.**, inscrito no CNPJ/MF sob o nº 09.576.295/0001-13, com sede na cidade do Rio de Janeiro – RJ, na Rua Jardim Botânico, 674, sala 514, na qualidade de acionista minoritário da COPEL, vem pela presente carta apresentar à Companhia a indicação para o Conselho Fiscal do Sr. Emanuel Sotelino Schifferle e do Sr. Rodrigo Magela da Cunha Pereira para os cargos de membro efetivo e suplente, respectivamente.

Neste contexto, as qualificações dos profissionais ora indicados, assim como as informações dos itens 12.5 a 12.10 do Formulário de Referência e os formulários cadastrais passam a constituir os Anexos da presente carta, conforme abaixo.

Permanecemos à disposição para quaisquer esclarecimentos que se façam necessários.

ITAVERÁ GESTÃO DE RECURSOS LTDA

This year, the BNDES intends to appoint a member a sitting member and an alternate member to the Fiscal Council of Copel, for our common shares,

given that Article 161, Paragraph 4, Item "a" of the LSA "...holders of preferred shares without voting rights, or with restricted voting rights, will have the right to elect, in a separate vote, one (1) member and its alternate; the minority shareholders will have equal rights, provided that they jointly represent 10% (ten percent) or more of the voting shares;... "

Thus, I hereby send, in addition to the names and their respective resumes, a copy of the statement signed by them.

1. Sitting member FC appointed by BNDES: Roberto Lamb

1.1 Resume Roberto Lamb:

1.2: Statement Roberto Lamb:

2. Alternate member FC appointed by BNDES: Kurt Janos Toth

2.1 Resume Kurt Janos Toth:

2.2 Statement Kurt Janos Toth:

In addition to these documents and information, do you need any further information?

Best regards,

Ernesto Costa Pierobon

AMC/DEPAC1/GEPAC2

BNDES

Av. República do Chile, 100 - 11º andar

Rio de Janeiro - RJ - Cep: 20031-917

Phone Number: +55 (21) 2172-8817

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Has not worked as a member of the board of directors or of the fiscal council of Copel, affiliated, controlled or subsidiaries, in the last fiscal year

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Was not part of the committees of Copel, affiliates, controlled or subsidiaries, in the last fiscal year

12.8. Concerning each one of the persons who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office

Not applicable

12.9. Inform the existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers

b. (i) the issuer's executive officers and (ii) the executive officers of companies directly or indirectly controlled by the issuer

c.  (I) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer

d.  (i) the issuer's managers and (ii) the managers of controlling companies directly or indirectly controlled by the issuer

There is no marital relationship, stable union or kinship to the second degree between:

(i)       the managers of the issuer or its subsidiaries, direct or indirect, and

(ii)     direct or indirect controllers of the issuer

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital

b. direct or indirect controlling shareholder of the issuer

The information sent by the candidates to the Boards of Directors and the Fiscal Council, pursuant to the provisions of Article 10, Item I, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481 of December 17, 2009, as amended ("CVM-I 481") (presented as items 12.5 to 12.10 of the Reference Form)

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people

Not applicable

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Has not worked as a member of the board of directors or of the fiscal council of Copel, affiliated, controlled or subsidiaries, in the last fiscal year

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Was not part of the committees of Copel, affiliates, controlled or subsidiaries, in the last fiscal year

12.8. Concerning each one of the persons who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office

Not applicable

12.9. Inform the existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers

b. (i) the issuer's executive officers and (ii) the executive officers of companies directly or indirectly controlled by the issuer

c.  (I) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer

d.  (i) the issuer's managers and (ii) the managers of controlling companies directly or indirectly controlled by the issuer

There is no marital relationship, stable union or kinship to the second degree between:

(i)       the managers of the issuer or its subsidiaries, direct or indirect, and

(ii)     direct or indirect controllers of the issuer

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital

b. direct or indirect controlling shareholder of the issuer

The information sent by the candidates to the Boards of Directors and the Fiscal Council, pursuant to the provisions of Article 10, Item I, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481 of December 17, 2009, as amended ("CVM-I 481") (presented as items 12.5 to 12.10 of the Reference Form)

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people

Not applicable

a. Name	b. Date of birth	c. Occupation	D. Taxpayer's ID or passport number	e. Sitting position to be held
Roberto Lamb		Professor	009.352.630-04	Fiscal Council (Sitting)
f. Date of election	**g. Date of investiture**	**h. Term of office**	**i. Other positions or duties with the issuer**	**j. If elected by the controlling shareholder or not**
April 28, 2017	-	Apr 2017 to Apr 2019	Has not occupied positions and duties with the issuer	No

k. if an independent member and, if so, the criteria used to establish the independence
Yes

l. Number of consecutive terms of office	Note:
0 (zero)	2015/2017 Term of Office

m. information on:	
i. main professional experiences over the last 5 years, indicating: company name and business sector; position and if the company is part of (i) the issuer's economic group, or (ii) is controlled by the issuer's shareholder that has a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer ii. indicate all management positions it holds in other companies or third sector organizations	Sitting or alternate member of Fiscal Council of RIO GRANDE ENERGIA - RGE, electric energy distribution company (alternate 1999-2001, sitting 2002-2004); SEARA FOODS industrialization and trade of food products (sitting 2004-2005); MARCOPOLO SA: manufacture and trade of buses, motor vehicles, bodyshells (sitting 2004-2007); GERDAU SA: manufacture and trade of nails, special steels and metallurgical products in general (sitting 2007-2009 and 2013-2015); AES TIETE SA: electric energy generation (sitting 2007-2008, alternate 2008-2012; sitting 2012-2015), AES TIETE ENERGIA SA, electric energy generation (sitting 2016-2017, chairman of the FC), ELETROPAULO Metropolitana Eletricidade de São Paulo SA.: electric energy distribution (sitting 2008-2011), ELPA SA: participation in other companies (sitting 2008-2011, alternate 2011-2014). MARFRIG SA Cold storage and agricultural activities, marketing, import and export of food products (sitting 2011-2016, chairman of the FC 2014-16). PETROBRAS S.A. - exploration and trade of oil and gas (alternate 2013-2017). Other professional experiences: OLVEBRA INDUSTRIAL SA: industrialization of soy and plastic packaging. Member of the debt restructuring committee of creditor banks; worked on the board of directors as an observer of this committee (1993-2000).HENRIQUE STEFANI SA: transportation of net liquid loads; (advising the board of directors to install the audit committee, the process management committee and the risk management committee, November 2009 to May 2010); UNIMED Porto Alegre: adivising the Board of Directors for the implementation of the Audit Committee of the Board of Directors (September to December 2012). BANCO DO BRASIL - 1969-1997 Work in the area of Corporate Governance: Coordinator of the work to prepare the Guidance for the Fiscal Council (IBGC, 2005), and its second edition (2007); Coordinator of the work to prepare the Best Practices Guidance for the Audit Committees (IBGC, 2009); member of the Risk Management Committee of IBGC and participant in the working group that developed the Guidance for Corporate Risk Management (IBGC, 2007) and the drafting group for the 2016 review. He was a member of the Coordinating Committee of the South Chapter of IBGC South;

n. description of any of the following events that have occurred during the last 5 years	
i. any criminal conviction	There is no conviction
ii. any conviction in CVM's administrative proceedings and the penalties applied	There is no conviction
iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity	There is no conviction

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Has not worked as a member of the board of directors or of the fiscal council of Copel, affiliated, controlled or subsidiaries, in the last fiscal year

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Was not part of the committees of Copel, affiliates, controlled or subsidiaries, in the last fiscal year

12.8. Concerning each one of the persons who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office

Not applicable

12.9. Inform the existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers

b. (i) the issuer's executive officers and (ii) the executive officers of companies directly or indirectly controlled by the issuer

c.  (I) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer

d.  (i) the issuer's managers and (ii) the managers of controlling companies directly or indirectly controlled by the issuer

There is no marital relationship, stable union or kinship to the second degree between:

(i)       the managers of the issuer or its subsidiaries, direct or indirect, and

(ii)     direct or indirect controllers of the issuer

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital

b. direct or indirect controlling shareholder of the issuer

The information sent by the candidates to the Boards of Directors and the Fiscal Council, pursuant to the provisions of Article 10, Item I, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481 of December 17, 2009, as amended ("CVM-I 481") (presented as items 12.5 to 12.10 of the Reference Form)

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people

Not applicable

a. Name	b. Date of birth	c. Occupation	D. Taxpayer's ID or passport number	e. Sitting position to be held
Kurt Janos Toth	30/10/1947	Economist	193.789.557-20	Fiscal Council (Alternate)
f. Date of election	**g. Date of investiture**	**h. Term of office**	**i. Other positions or duties with the issuer**	**j. If elected by the controlling shareholder or not**
April 28, 2017	-	Apr 2017 to Apr 2019	Has not occupied positions and duties with the issuer	No

k. if an independent member and, if so, the criteria used to establish the independence
Yes

l. Number of consecutive terms of office	Note:
0 (zero)	2015/2017 Term of Office

m. information on:	
i. main professional experiences over the last 5 years, indicating: company name and business sector; position and if the company is part of (i) the issuer's economic group, or (ii) is controlled by the issuer's shareholder that has a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer ii. indicate all management positions it holds in other companies or third sector organizations	2006/2008 - BNDES - Control Area - Internal Control Department - Economist - Participation in the team responsible for structuring the BNDES internal control system; 1988/2006 - BNDES - Credit Area - Credit Department - Head of the Department - Coordination of the team that conceived and operated the System of Risk Classification of Companies adopted by the BNDES and the Credit Policy, from the Risk's perspective, in the Bank; 1984/1986 - BNDES - Area of Industrial Projects - Head of the Department of Capital Goods and Traditional Industries - Head of the teams responsible for the analysis and monitoring of projects of the said industrial segments; 1978/1984 - BNDES - Area of Industrial Projects - Manager of the Department of Capital Goods and Traditional Industries - Management of teams responsible for the analysis and monitoring of projects in the segments of Transportation of Materials, Machine Tools, Industrial Automation and Foundry, among others; 1973/1978 - BNDES - Area of Industrial Projects - Economist of the Department of Capital Goods and Traditional Industries - Project analyst of the segments of Transportation, Foundry and Consumer Goods, among others; 1971/1973 - BNDES - Several Areas - Trainee Participation in Fiscal Councils (BNDES System appointments): 2008/2010 – Member of the Fiscal Council of Eletropaulo Metropolitana Eletricidade de São Paulo S. A. 2008/2015 – Sitting Member of the Fiscal Council of AES Tietê S.A. 2011/2015 – Alternate Member of the Management Board (sitting member in 2015) of the Welfare and Social Services Foundation of BNDES 2008/2014 – Member of the Fiscal Council of AES Elpa S. A. 2010/2011 – Sitting Member of the Fiscal Council of Eletropaulo Comunicações Ltda. 2010/2017 - Member of the Fiscal Council of AES Communications Rio de Janeiro S.A. 2003/2006 - Sitting Member of the Fiscal Council of Centrais Elétricas Brasileiras SA - ELETROBRÁS 1993/1994 - Member of the Fiscal Council of the former Companhia Vale do Rio Doce

n. description of any of the following events that have occurred during the last 5 years	
i. any criminal conviction	There is no conviction
ii. any conviction in CVM's administrative proceedings and the penalties applied	There is no conviction
iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity	There is no conviction

12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Has not worked as a member of the board of directors or of the fiscal council of Copel, affiliated, controlled or subsidiaries, in the last fiscal year

12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Was not part of the committees of Copel, affiliates, controlled or subsidiaries, in the last fiscal year

12.8. Concerning each one of the persons who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office

Not applicable

12.9. Inform the existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers

b. (i) the issuer's executive officers and (ii) the executive officers of companies directly or indirectly controlled by the issuer

c.  (I) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer

d.  (i) the issuer's managers and (ii) the managers of controlling companies directly or indirectly controlled by the issuer

There is no marital relationship, stable union or kinship to the second degree between:

(i)       the managers of the issuer or its subsidiaries, direct or indirect, and

(ii)     direct or indirect controllers of the issuer

12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital

b. direct or indirect controlling shareholder of the issuer

The information sent by the candidates to the Boards of Directors and the Fiscal Council, pursuant to the provisions of Article 10, Item I, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481 of December 17, 2009, as amended ("CVM-I 481") (presented as items 12.5 to 12.10 of the Reference Form)

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 3, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.